UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at February 3, 2009

GREAT BASIN GOLD LTD.
Ste. 1108-1030 West Georgia Street
Vancouver , British Columbia
Canada V6E 2Y3
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: February 10, 2009

Print the name and title of the signing officer under his signature.

1108-1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa: 27 (0) 11 301 1800 www.grtbasin.com

    RESULTS OF TRIAL MINING AND ONGOING
METALLURGICAL TEST WORK AT HOLLISTER

February 3, 2009, Vancouver, BC - Great Basin Gold Ltd ("Great Basin Gold" or the "Company") (TSX: GBG; NYSE Alternext: GBG; JSE: GBG) announces the results of its ongoing underground exploration and development (inclusive of trial mining and metallurgical test work) at Hollister for the year ended December 31, 2008.

During the period under review, the Company continued with infrastructure establishment which included the completion of an expanded waste rock disposal facility, a third rapid infiltration basin and commissioning of the water desilting facility. Different stoping methods were also under trial at Hollister during 2008. The results of the shrinkage and cut/fill methods yielded an average gold equivalent grade of 1.6 oz/ton1. The average minimum mining widths for both the shrinkage and cut and fill stopes was 42 inches (3.5 feet). Vein recovery in the surveyed shrinkage and cut/fill stopes was 99%. A third stoping method, thermal fragmentation, is being tested at Hollister as a research and development project.

HOLLISTER RESULTS AND RELATED COSTS for bulk sampling and trial mining to December 31, 2008
	ACTUAL	COMMENTS
Ore extracted (tons)	50,161
Ore treated (tons)	33,830	Under Processing Agreements
Extracted equivalent ounces	80,305	In line with management forecast of 80,000 equivalent ounces
Average grade extracted (gold equivalent oz/ton)	1.60	Higher than management forecast of 1.1 gold equivalent oz/ton
Recovered equivalent ounces for the year from processing agreements	38,465
Average grade recovered (gold equivalent oz/ton)	1.14	Gold recovery percentage in the ore purchase agreement with Midas negatively impacted on the ounces recovered
Cash cost per equivalent gold ounces, excl. milling and haulage charges (US$ per equivalent gold ounce)	300	Milling and haulage costs are excluded due to various options evaluated.
Milling and haulage costs (US$ per equivalent gold ounce)	215	Costs were mainly affected by the terms of the Midas ore purchase agreement

                                                                  1Material processed contains gold and silver. Gold equivalent was calculated using Au price of US$650/oz & Ag price of US$10/oz.

During 2008, ore was shipped to two separate facilities for further metallurgical testing. The metallurgical results are reported in the table below. Material is pending treatment from the November Newmont Midas tests and the Kinross Republic facility, so the final milling results have yet to be determined.

	AU HEAD GRADE (oz/ton)	AG HEAD GRADE (oz/ton)	VOLUME (dry tons)	AU RECOVERY (%)	AG RECOVERY (%)
Newmont Midas (May)	1.15	9.53	4,737	84.7	94.3
Newmont Midas (June)	0.75	9.70	3,906	88.2	92.6
Newmont Midas (Sept)	1.43	12.07	10,907	88.1	91.1
*Newmont Midas (Nov)	2.02	16.2	12,075	**OPA	**OPA
*Kinross Republic (Nov)	2.34	20.14	4,692	N/A	N/A

*Actual assays not yet processed.
** Actual recoveries not available as it was based on ore purchase agreement with Newmont

At the end of December 2008, an additional approximately 10,273 gold equivalent ounces were held in various stockpiles.

Under the current Plan of Operations approved by the Bureau of Land Management (BLM), the Company is permitted to undertake underground exploration and development inclusive of the taking and removal of bulk samples, and doing trial mining. An amended Plan of Operations to approve full production was submitted to the BLM in March 2008. After evaluating the Company's proposal for full-scale production, the BLM determined that the environmental analysis required for the Plan of Operations amendment is an Environmental Impact Statement (EIS). The initiation of the EIS process in conjunction with the BLM is currently underway.

Prior to the completion of the EIS process and receiving BLM's approval of the amended Plan of Operations, the underground exploration and development activities at Hollister must be conducted within the limits set out in the current BLM permit and in the renewed Water Pollution Control Permit that the Nevada Division of Environmental Protection (NDEP) recently issued. The ongoing trial mining operations will be conducted in a manner that will protect the environment - including the important archaeological resources near the mine - and will not create any additional surface disturbance or other new environmental impacts.

During 2008 a total of 17,111 feet of lateral and vertical development were excavated in waste and ore (see below).

WASTE DEVELOPMENT (feet)	ORE DEVELOPMENT EXPLORATION DRIFTS, INCL RAISES (feet)
11,057	6,054

The development is a critical phase of the detailed evaluation of the vein systems and has enabled commensurate delineation drilling, channel sampling and mapping.

Using the existing infrastructure, the planned 2009 underground program will develop approximately 260,000 tons of rock (both waste and ore) - similar to the volume of rock developed and removed from the underground workings in 2008. Up to 275,000 tons of ore per annum is allowed to be processed off-site in accordance with the NDEP Water Pollution Control Permit to determine the metallurgical characteristics.

During December 2008, the Company announced that it had purchased the Esmeralda Mill in Nevada, which it is planning to refurbish at a cost of US$8.0 million. This facility will be redesigned to test the Hollister bulk samples so that gold recoveries can be optimized and revenues will closer reflect the spot price of gold and silver.

Ferdi Dippenaar, President and CEO, commented, "A number of achievements have been made at our Hollister Project over the past year. It was the first year that the current management team evaluated the in-situ mineralization through a focused development and trial mining program. A significant amount of exploration development was required to gain access to a number of veins to determine the mineability of the vein material. This was subsequently followed up by metallurgical testing at a number of sites, with mixed results. 2009 will be another exciting year, with more exploration and trial mining planned to enable Great Basin Gold to gain a better understanding of the optimal exploitation of the Hollister deposit."

Johan Oelofse, PrEng, FSAIMM, Chief Operating Officer for the Company and a qualified person, has reviewed this news release on behalf of Great Basin.

For additional details on Great Basin Gold Ltd. and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa +27 (0)11 301 1800
Michael Curlook in North America +1 888 633 9332
Barbara Cano at Breakstone Group in the USA +1 646 452-2334

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty, changes in government policies regarding mining and natural resource exploration and exploitation, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.